# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OneMeta Inc., CIK 0001388295
CUSIP: 94770p105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 HAMPSHIRE COURT, NEWPORT BEACH,, California (CA), 92660
Date of event which requires filing of this statement: 11/3/2025
Filed by CIK 0001245653
Persons authorized to receive notices and communications: Paul Jarman, 1087 South Carterville Road, Orem, Utah (UT), 84097, (801) 891-5211

## Reporting persons
- JARMAN PAUL (CIK 0001245653): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 15,500,000; shared voting power 0; sole dispositive power 15,500,000; shared dispositive power 0; aggregate amount beneficially owned 15,500,000 (28.9% of the class)
- Jarman Family Holdings LLC: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 15,500,000; shared voting power 0; sole dispositive power 15,500,000; shared dispositive power 0; aggregate amount beneficially owned 15,500,000 (28.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: OneMeta Inc.
Address of issuer's principal executive offices: 1 HAMPSHIRE COURT, NEWPORT BEACH,, California (CA), 92660

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by the following persons (the "Reporting Persons"): Paul Jarman ("Mr. Jarman") and Jarman Family Holdings LLC ("JFH"). Mr. Jarman, with his wife, owns 100% of JFH and is the sole managing member.
Residence or business address: The business address of the Reporting Persons is 1087 South Carterville Road Orem Utah 84097
Present principal occupation or employment: Mr. Jarman's principal occupation is an investor. He is former Chief Executive Officer of Nice CXOne with principal executive offices at 75 W Towne Ridge Pkwy, Sandy, UT 84070. The Issuer recently announced that Mr. Jarman has become a strategic advisor to the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Jarman is a citizen of the United States. JFH is a Nevada limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used by JFH to purchase the Note and the Warrant came from working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Jarman acquired the securities reported herein through JFH for investment purposes as part of his personal investment strategy, for passive investment purposes and without the intent to effect any change in management or control of the Issuer. Mr. Jarman has been appointed by the Issuer as a strategic adviser pursuant to which arrangement he may from time to time provide advice to senior management or the board of the Issuer but will not seek to effect or implement any change in management or control beyond providing non-binding advice.

Except as described in this Item 4 or would occur upon completion of any of the transactions discussed herein, as of the date of this statement the Reporting Person has no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Pursuant to a Note and Warrant Purchase Agreement dated as of October 31, 2025 (the "NWPA"), the Issuer issued JFH a $1,000,0000 convertible note (the "Note") which is convertible at the election of the holder at a conversion price of $0.08 and bears interest at the rate of 14%. The Note matures on October 31, 2028. The number of shares reported includes the principal amount divided by the conversion price, and the ultimate conversion amount will include additional shares representing accrued interest.

Pursuant to the NWPA, JFH also acquired a warrant to purchase up to 3,000,000 shares of Common Stock, with an exercise price of $0.001 per share (the "Warrant"). The Warrant may be exercised at any time and expires on October 31, 2030.

Mr. Jarman, with his wife, owns 100% of JFH and is the sole managing member. The Reporting Persons beneficially own 15,500,000 Shares, comprised of (i) 3,000,000 shares of Common Stock issuable upon exercise of the Warrant and (ii) 12,500,000 shares issuable upon conversion of the Note. The percentage ownership set forth on Row 13 of the cover pages hereto is calculated based on 38,090,943 shares of Common Stock outstanding as of November 14, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the period ended September 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Pursuant to a Note and Warrant Purchase Agreement dated as of October 31, 2025 (the "NWPA"), the Issuer issued JFH a $1,000,0000 convertible note (the "Note") which is convertible at the election of the holder at a conversion price of $0.08 and bears interest at the rate of 14%. The Note matures on October 31, 2028. The number of shares reported includes the principal amount divided by the conversion price, and the ultimate conversion amount will include additional shares representing accrued interest.

Pursuant to the NWPA, JFH also acquired a warrant to purchase up to 3,000,000 shares of Common Stock, with an exercise price of $0.001 per share (the "Warrant"). The Warrant may be exercised at any time and expires on October 31, 2030.

Mr. Jarman, with his wife, owns 100% of JFH and is the sole managing member. The Reporting Persons beneficially own 15,500,000 Shares, comprised of (i) 3,000,000 shares of Common Stock issuable upon exercise of the Warrant and (ii) 12,500,000 shares issuable upon conversion of the Note. The percentage ownership set forth on Row 13 of the cover pages hereto is calculated based on 38,090,943 shares of Common Stock outstanding as of November 14, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the period ended September 30, 2025.
Transactions in the class effected during the past sixty days: There were no transactions in the Shares that were effected during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with the NWPA described herein and the related Note and Warrant, the Registrant and JFH entered into a security agreement and a patent agreement whereby JFH received a security interest in certain assets of the Issuer, and entered into a registration rights agreement which provides for customary "demand" and "piggyback" registration rights for JFH, all as further described in the Issuer's Current Report on Form 8-K filed November 7, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement between the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

## Signatures
- JARMAN PAUL: /s/ Paul Jarman, Paul Jarman (02/11/2026)
- Jarman Family Holdings LLC: /s/ Paul Jarman, Paul Jarman, Manager of JARMAN FAMILY HOLDINGS LLC (02/11/2026)